Reviewed Financial Statements

OSCAR Brands, Inc.
For The Interim Period of November 18, 2019
(Inception) to December 31, 2019

Prepared by Alexandra Hernandez, CPA



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OSCAR Brands, Inc.
Santa Monica, CA

We have reviewed the accompanying financial statements of OSCAR Brands, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of income and retained earnings and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez

Alexandra Hernandez, CPA, PA
San Antonio, TX
January 15, 2020

Balance Sheet

OSCAR Brands, Inc.
As at 31 December 2019


31 Dec 2019


Assets

Current Assets	
Cash and Cash Equivalents	25
Total Current Assets	**25**
Total Assets	**25**

Liabilities and Equity

Liabilities	
Non-Current Liabilities	
Notes Payable - Oscar Razor	470
Total Non-Current Liabilities	**470**
Total Liabilities	**470**
Equity	
Common Stock (10,000,000 shares authorized; 8,000,000 issued; $0.00001 par value)	80
Current Year Earnings	(525)
Total Equity	**(445)**
Total Liabilities and Equity	**25**

Reviewed - See accompanying notes

Income Statement


OSCAR Brands, Inc.
18 November 2019 to 31 December 2019


	31 Dec 19
Gross Profit	-
Operating Expenses	
General & Administrative	25
Total Operating Expenses	**25**
Operating Income / (Loss)	**(25)**
Other Income and Expense	
Startup Costs	(500)
Total Other Income and Expense	**(500)**
Net Income / (Loss) before Tax	**(525)**
Net Income	**(525)**
Total Comprehensive Income	**(525)**

Reviewed - See accompanying notes

Statement of Cash Flows

OSCAR Brands, Inc.
For the period November 18, 2019 to December 31, 2019

	NOV 18-DEC 31, 2019
Operating Activities	
Payments to suppliers and employees	
Bank Service Charges	(25)
Organizational Costs	(500)
Total Payments to suppliers and employees	**(525)**
Net Cash Flows from Operating Activities	**(525)**
Financing Activities	
Other cash items from financing activities	
Issuance of Common Stock	80
Due to/from Oscar Razor AU	470
Total Other cash items from financing activities	**550**
Net Cash Flows from Financing Activities	**550**
Net Cash Flows	**25**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	25
Net change in cash for period	**25**

Reviewed - See accompanying notes

Statement of Changes in Shareholders' Equity

OSCAR Brands, Inc.

For the period November 18, 2019 to December 31, 2019

Equity

Balance at Inception	-
Issuance of Stock	80
Current Year Earnings	(525)
Total Equity	**(445)**

OSCAR Brands, Inc.

Notes to the Financial Statements (Reviewed)

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

OSCAR Brands, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware.

The Company sells high-quality, American-made razors and a range of complementary natural skincare on subscription or on-demand via its Ecommerce platform.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties
As of the date of this report, the Company has not yet established its Ecommerce online store platform in the United States.

Launching the Ecommerce site and funding inventory requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents includes highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Revenue
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred.

Equity

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 10,000,000 shares of common stock at a par value of $.00001 per share. Common stock entitles the holder to one vote per share of stock. At December 31, 2019, the Company had 8,000,000 shares of Common stock issued and outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period.

The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS - NOTES PAYABLE

The Company has notes payable ("the Notes") to a related party ("Oscar Razor" an Australian based company managed by the same owners). The Notes do not accrue interest. The Company uses the funding from the Notes to cover operational costs. As of December 31, 2019 the total amount due to Oscar Razor is $470.

NOTE F - INDEMNIFICATION

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk to be remote.

NOTE G - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to January 15, 2020, which is the date that the financial statements were available to be issued. There were no subsequent events to disclose.